

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 7, 2010

Mr. Ralph G. Gronefeld, Jr.
President and Chief Executive Officer
Res-Care, Inc.
9901 Linn Station Road
Louisville, Kentucky 40223

> **Re:** **Res-Care, Inc.**
> **Form 10-K for fiscal year ended December 31, 2009**
> **Filed March 9, 2010**
> **File No. 000-20372**

Dear Mr. Gronefeld:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for fiscal year ended December 31, 2009

Definitive Proxy Statement filed on Schedule 14A Incorporated by Reference

Compensation Discussion and Analysis, page 14

1. We note your response to our comment seven from our letter dated August 6, 2010. Specifically, we note your disclosure that the net income target for the vesting of the 100,000 share grant is a dollar amount that was fixed by the Executive Compensation Committee when Mr. Gronefeld's employment agreement was entered into in 2006. Please confirm in your response letter that you will disclose in future filings the actual net income target associated with the 100,000 share grant awarded to Mr. Gronefeld.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You may contact Reid Hooper, Attorney-Adviser, at (202) 551-3359, Kathleen Krebs, Special Counsel, at (202) 551-3350, or me, at (202) 551-3810 with any questions.

Sincerely,

Larry Spirgel
Assistant Director